SURFACE COATINGS, INC.

2007 Industrial Blvd., Suite A

Rockwall, TX 75087

(972) 722-7351

October 31, 2011

Mr. Andrew D. Mew

U.S. Securities & Exchange Commission

100 F Street NE

Washington, DC 20549

RE:	Surface Coatings, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed March 7, 2011
File No. 333-145831

Dear Mr. Mew:

We have received your letter dated October 20, 2011 referencing the Report of our Independent Public Accounting Firm, and have the following response to your comment.

Form 10-K for the Fiscal Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm, page 11

1)                  Comment

Refer to the third paragraph. We note your statement that “[w]e were not engaged to examine management’s assertion about the effectiveness of Kingdom Koncrete, Inc.’s internal control over financial reporting as of December 31, 2010 and 2009 and, accordingly, we do not express an opinion thereon.” In that regards, please explain to us your relationship to “Kingdom Koncrete, Inc.” and the relevance of this statement or have your auditors revise the reference to “Surface Coatings, Inc.” accordingly.

Answer

We have no affiliation with “Kingdom Koncrete, Inc.” and have requested our auditors to revise the reference to “Surface Coatings, Inc.”.

The company acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings: and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Please call me if you need any further clarification on my answer.

Sincerely,

/s/ Rick Pietrykowski

Rick Pietrykowski

President